EXHIBIT 21

SUBSIDIARIES OF TYLER TECHNOLOGIES, INC.

Name	Place of Incorporation

The Software Group, Inc.	Texas

Interactive Computer Designs, Inc.	Texas

Eagle Computer Systems, Inc.	Delaware

Munis, Inc.	Maine

Cole Layer Trumble Company	Delaware

Eden Systems, Inc.	Washington